January 13, 2010

VIA EDGAR AND FACSIMILE ((703) 813-6985)

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3561
Attention:    Mary Beth Breslin
        Senior Attorney

Re:          PhotoMedex, Inc.
Registration Statement on Form S-1
Filed December 31, 2009
File No. 333-164089

Dear Ms. Breslin:

On behalf of PhotoMedex, Inc. (the “Company”), I am responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 8, 2010 with respect to the Company’s Registration Statement on Form S-1 referred to above (the “Registration Statement”).

In response to your letter, set forth below is your comment in bold followed by the Company’s response to your comment.

DB1/64216630.1

Securities and Exchange Commission

January 13, 2010

Form S-1 Filed December 31, 2009

1.
Please confirm that you will not request acceleration of the effective date of this registration statement until you have obtained shareholder approval to increase your authorized shares of common stock and have sufficient shares authorized for this offering.  Further, given that you are also seeking shareholder approval of a range of ratios at which you may undertake a reverse stock split, in the event that you effect the reverse split at a ratio other than the one on which the disclosure in the prospectus is currently based, please revise your prospectus as appropriate prior to submitting a request for acceleration.

Response:  I confirm on behalf of the Company that it will not request acceleration of the effective date of the Registration Statement (as it may be amended from time to time) until it has obtained shareholder approval to increase its authorized shares of common stock and has sufficient shares authorized for the proposed offering.

Additionally, I confirm on behalf of the Company that, in the event that it effects the reverse split at a ratio other than the one on which the disclosure in the prospectus is currently based, it will revise its prospectus as appropriate prior to submitting a request for acceleration.

******

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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DB1/64216630.1

Securities and Exchange Commission

January 13, 2010

If you have any questions, please feel free to contact me at (215) 619-3234.

Regards,

/s/Christina L. Allgeier
Christina L. Allgeier

Enclosures

cc:           Allicia Lam (Securities and Exchange Commission)
Brian C. Miner (Morgan, Lewis & Bockius LLP)
Angela M. Jones (Morgan, Lewis & Bockius LLP)

DB1/64216630.1